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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF SEPTEMBER

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                Yes ____ No __x__

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__
                                                     -

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By: /s/ Gonzalo Alarcon
                                           -------------------------------------
                                           Name: Gonzalo Alarcon
                                           Title:   General Counsel

Date:  September 8, 2004
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                                                                   (MAXCOM LOGO)

SEPTEMBER 8, 2004


For more information contact:

JOSE-ANTONIO SOLBES
Maxcom Telecomunicaciones
Mexico City, Mexico
(52 55) 5147 1125
investor.relations@maxcom.com

LUCIA DOMVILLE
Citigate Financial Intelligence
Hoboken, NJ
(201) 499-3548
lucia.domville@citigatefi.com


                       MAXCOM TELECOMUNICACIONES ANNOUNCES
            EXCHANGE OFFER FOR SENIOR NOTES AND CONSENT SOLICITATION

Mexico City, Mexico, September 8, 2004 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small- and medium-sized businesses and residential customers in the Mexican territory, announced that beginning today, September 8, 2004, through October 6, 2004 at 17:00 EST, the Company will be offering to exchange an aggregate principal amount of U.S.$167,623,590 of its 0/10% Senior Notes due 2007 ("Old Notes") for up to: (i) an aggregate of U.S.$167,623,590 principal amount of Senior Step-up Notes due 2009 ("New Notes"); or (ii) an aggregate of 134,098,872 of Series N-1 Shares with limited voting rights. The Company may extend the offer as it deems necessary. The completion of the exchange offer is subject to certain conditions.

The New Notes will mature on October 15, 2009. Interest will accrue on the New Notes at the annual rate of 4.00% from the date of issuance through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 through October 14, 2006, 9.25% from October 15, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008 and 11.25% from October 15, 2008 through October 14, 2009. Interest will be payable semi-annually in cash in arrears on April 15 and October 15, starting on April 15, 2005.

In addition to the exchange offer, the Company is also soliciting consents from holders of the Old Notes to amend certain restrictive covenants contained in the indenture governing the Old Notes. Holders of at least a majority in aggregate principal amount of the Old Notes, other than Old Notes held by the Company, or any affiliate of the Company, must consent to the proposed amendments in order for them to be adopted.

The Company has entered into an agreement with Nexus -- Maxcom Holdings I, LLC ("Bank of America/Nexus"), an affiliate of Banc of America Equity Partners, pursuant to which it has agreed, subject to certain conditions, to tender all of its Old Notes in exchange for Series N-1 Shares. Bank of America/Nexus, an affiliate of the Company, is the principal shareholder of the Company and the holder of approximately U.S.$126.4 million aggregate principal amount of our Old Notes (approximately 75% of the outstanding Old Notes).

The purpose of the exchange offer is to improve the Company's leverage and capital structure. After giving effect to the Bank of America/Nexus exchange and the proposed modifications of the covenants contained in the indenture, the Company should position itself favorably to attract additional investments and access future growth opportunities.

Offering materials are being mailed to holders of the Old Notes. Holders may also obtain copies of the offering materials by calling toll free 1 (877) 746-3583.

Bank of New York has been appointed as the Exchange Offer Agent.

For additional information, please contact Jose-Antonio Solbes, Chief Financial Officer of Maxcom, at (5255) 5147-1125, or Lucia Domville of Citigate Financial Intelligence, the Information Agent, at (201) 499-3548.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro. The securities and New Notes described in this press release have not been registered with the Securities Section of the National Registry of Securities (Registro Nacional de Valores) held by the National Banking and Securities Commission of Mexico (CNBV). Therefore, these securities can not be publicly offered or traded in Mexico.